

December 9, 2013

Via E-mail
Emanuele A. Lauro
Chief Executive Officer
Scorpio Bulkers Inc.
9, Boulevard Charles III
MC 98000 Monaco

> **Re: Scorpio Bulkers Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed December 6, 2013**
> **File No. 333-192246**

Dear Mr. Lauro:

We have received your response to our prior comment letter to you dated December 6, 2013 and have the following additional comments.

Use of Proceeds, page 45

1. It appears that you are no longer quantifying the amounts for each use of proceeds. Please revise to quantify the amount of net proceeds you intend to use for each purpose described in the second paragraph.

You may contact Effie Simpson at (202) 551- 3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Edward S. Horton, Esq.
Seward & Kissel LLP